Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

January 2, 2013

Ms. Catherine C. Gordon

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Incapital Unit Trust, Series 41

File Nos. 333-192461 and 811-22581

Dear Ms. Gordon:

This letter is in response to your comment letter dated December 20, 2013 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 41, filed on November 20, 2013 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Nuveen 2014 Equity Outlook Portfolio (the “Trust”).

Prospectus

Investment Objective (p.2)

1. The prospectus states that the “[t]he Trust seeks to provide risk adjusted capital appreciation.” Explain what is meant by the term “risk adjusted” capital appreciation. Describe how the “risk adjusted capital appreciation” will be sought, particularly considering a unit investment trust’s non-managed structure.

Response: In response to your comment, the language has been revised to eliminate the phrase “risk adjusted.”

Principal Investment Strategy (p.2)

2. The first paragraph states that the “[t]he Trust seeks to achieve its objective by purchasing stocks that the portfolio consultant believes will benefit from an economic environment described by Bob Doll’s “Ten Predictions for 2014.” Explain what “economic environment” is alluded to in the above statement. Disclose what are “Bob Doll’s Ten Predictions for 2014” and how they relate to the Trust’s principal investment objective.

Response: Bob Doll’s “Ten Predictions for 2014” have not yet been released. The Ten Predictions represent Bob Doll’s forecast of the economic conditions that are likely to exist in 2014 and the themes that may prevail. The portfolio will be selected with those economic conditions in mind.   The portfolio will include companies that Nuveen believes may be positively affected if the themes set forth in the Ten Predictions come to pass in 2014.

3. The first paragraph also states that the “[t]he Trust will utilize a proprietary process developed by Nuveen that combines quantitative techniques, as well as fundamental analysis, to determine the constituents of the final portfolio.” Disclose what is meant by the terms “fundamental analysis” and “quantitative techniques.” See also question 5 below.

Response: The prospectus has been revised to indicate that “fundamental analysis is subjective forward-looking analysis that identifies stock specific opportunities and risks and is grounded in human judgment whereas Quantitative techniques is objective, backward looking, data driven techniques grounded in statistical principles.”

Selection of Portfolio Securities (p.2)

4. The second paragraph states that “[f]rom this initial universe, the opportunity set is narrowed based on a multi-factor quantitative model that considers each stock’s valuation, growth dynamics, profitability, and capital deployment.” The sentence is unclear. Explain the reference to “capital deployment” and how the Russell 1000 securities are narrowed based on “capital deployment.” Alternatively, if the Russell 1000 securities are narrowed based on “each stock’s … capital deployment,” explain how the Trust expects to narrow securities based on such factor.

Response: The quantitative model referenced considers how each company included in the Russell 1000 deployed capital over a given time period. Capital deployment refers to a range of potential factors including whether the company paid dividends, invested in research and development, bought back company stock, engaged in strategic acquisitions, reduced debt, upgraded facilities, hired new personnel or increased salaries.

5. The third paragraph states that “Nuveen then utilizes its integrated research platform of 17 sector specific fundamental analysts and 2 fundamentally based quantitative analysts.” As noted in question 3, above, in the description of the Trust’s Principal Investment Strategy” the disclosure states that “[t]he Trust will utilize a proprietary process developed by Nuveen that combines quantitative techniques, as well as fundamental analysis, to determine the constituents of the final portfolio.” Describe what the term “fundamentally based quantitative analysts” refers to. Describe how the term “fundamentally based quantitative analysts” is consistent with the separately-listed terms “quantitative techniques” and “fundamental analysis.”

Response: The terms “fundamentally based quantitative analysts” and “fundamentally based quantitative analysis” refer to the adjustments Nuveen’s equity team makes to its quantitative models to reflect the nuances of different parts of the equity markets.  Rather than have a singular model that is designed to generically cover the market as a whole, but is ultimately ineffective in evaluating any individual sector particularly well, Nuveen’s team adjusts to its quantitative models to allow for heavier weights on sector specific factors.  For example, models established to identify more growth oriented stocks will look for different ratios and factors than models established to identify value oriented stocks. Similarly, factors that are important for growth stocks in the industrials sector may be different than factors that are important for growth stocks in the financials sector. Nuveen believes that making these fundamentally informed adjustments to quantitative screens and models leads to more effective quantitative models.

6. The third paragraph also states that “17 sector specific” analysts will be utilized to select portfolio securities. Explain the reference to the “sector specific” analysts in light of the fact that the disclosure does not describe a sector-based strategy. Alternatively, if the Trust intends to pursue a sector-specific strategy add appropriate disclosure to that effect.

Response: It is common practice for analysts to be assigned specific sectors of the market in which they specialize.  While this is not a specifically sector based portfolio, given that it is a broad portfolio it will likely include many sectors hence many sector analysts.  Furthermore, since the “Top 10 Predictions” have not been released, it is unclear which sectors will be represented in the portfolio.

7. The third paragraph further describes a process of narrowing the universe of Russell 1000 securities based on a “proprietary, fundamentally based ranking” that will exclude securities from the prospective purchase list. Describe any other exclusion that will be applied to the prospective purchase list (e.g., stocks undergoing corporate actions, mergers, spin-offs, etc.). Describe any material condition that would render a security ineligible for inclusion in the prospective purchase list, if any.

Response: The strategy will attempt to eliminate any stock undergoing a current corporate action that Nuveen believes could imminently and materially alter the portfolio such as an impending merger or acquisition known at the time of selection.

8. The fourth paragraph states “[w]ith a narrower universe of stocks, Nuveen assembles a list of recommendations by incorporating portfolio constraints, and by systematically utilizing a number of different risk/return frameworks to limit unnecessary and uncompensated risk.” Describe what is meant by the term(s) “unnecessary and uncompensated risk.”

Response: When utilizing fundamental analysis, as discussed above, security analysts typically attempt to calculate the future price of a security based on said analysis.  If the stock is currently trading at a price close to or over the expected future price that would be an example of an unnecessary and uncompensated risk.  Another potential example of an uncompensated risk may be if an analyst discovers that there is an impending lawsuit of which the outcome may materially alter the long term prospects for the company.

9. The fifth paragraph states “[t]he list of recommendations is finalized only after rigorous debate and considerable discussion within the investment team. Nuveen then provides its recommendations to the Sponsor and the Sponsor utilizes the selections when assembling the Portfolio.” Confirm whether the “recommendations” are obligatorily used by the Sponsor in assembling the portfolio. Alternatively, disclose the basis and/or the circumstances in which the Sponsor has discretion not to use one or more recommendations in assembling the portfolio.

Response: The Sponsor is not obligated to use Nuveen’s recommendations when assembling the portfolio. However, it is the Sponsor’s intent to use such recommendations unless the securities selected are in some way inappropriate for the Trust. The Sponsor will review the recommendations to ensure that the portfolio meets regulatory and tax restrictions and to make sure the portfolio is adequately diversified and liquid. Following its review the final portfolio is determined.

Principal Risks (p.3)

10. Include large capitalization equity security risk.

Response: In response to your comment, large capitalization equity securities risk has been added to the Principal Risks section.

11. Please confirm whether the firm’s underlying holdings will be concentrated. If the underlying holdings will be concentrated, include concentration disclosure. If the underlying holdings are not expected to be concentrated, explain how the security selection process ensures this outcome.

Response: The Trust’s portfolio has not yet been determined. If the final portfolio is concentrated in a particular industry, the concentration will be identified and the related risks will be described. Since a unit investment trust has a known portfolio at the deposit date, it will be possible to know whether a concentration exists.

12. Include the following disclosure from page B-23 in the principal risks section: “Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of the Trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the Trust.”

Response: The Principal Risks section has been revised in response to your comment.

13. Disclose any risk associated with keeping cash on hand to meet repurchase requests.

Response: The Principal Risks section has been revised in response to your comment.

14. Consistent with the disclosure under the heading in “The Sponsor Does not Actively Manage the Portfolio,” confirm whether the Sponsor has the discretion to substitute portfolio securities for example, in the case of a business combination, merger, spinoff, or other corporate or other event.

Response: Pursuant to the Trust’s organizational documents, the Sponsor’s ability to substitute portfolio securities is extremely limited. Other than in circumstances when a contract to purchase securities fails in connection with the initial deposit of securities, the Sponsor generally cannot substitute portfolio securities unless such replacement securities are immediately sold.

Prospectus Part B (p. B-1)

Buying Units – Public Offering Price (B-1 to B-2)

15. In the second paragraph, add a comma noted in parenthesis to improve readability. “During the initial public offering period, for sales of at least $50,000[,] investors will be entitled to a volume discount from the sales charge as described below.”

Response: The language has been revised in response to your comment.

16. In the third paragraph, for the excerpt below, confirm why foreign exchanges are considered as Russell 1000 indices exclude foreign securities and ADRs. “In some cases Incapital will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. Incapital will only do this if a security is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.”

Response: To allow for greater efficiency, the Sponsor utilizes a two part prospectus for the unit investment trusts it offers. Part One of the prospectus relates exclusively to a given trust. Part Two of the prospectus is more generic and the language included may address several different possible products. The language referenced regarding foreign exchanges is not relevant to the Trust, however, we would like to retain the language because it may be necessary for another unit trust offered by the Sponsor that utilizes the same Part Two of the prospectus.

Buying Units – Public Offering Price (B-2)

17. In the first paragraph, add the word “portfolio” to the statement: “The Trust will sell [portfolio] securities to reimburse the Sponsor for these costs.”

Response: The language has been revised in response to your comment.

18. In the first paragraph, disclose the beginning of the six month period discussed in the following excerpt: “These costs will be deducted from the Trust as of the earlier of the end of the initial offering period or after six months [as of date].”

Response: The sentence will identify the initial deposit date of the Trust once that date is determined.

Buying Units – Deferred Sales Fee (B-3)

19. In the third paragraph, consistent with the prospectus disclosure that purchasing thresholds are required to qualify for a reduced sales fee, correct the disclosure below: “To qualify for a reduced sales fee, you may need to meet certain criteria.”

Response: The language has been revised in response to your comment.

Buying Units – Large Purchases (B-3)

20. In the first paragraph, under the heading “Portfolio Transactions and Brokerage Allocations” the Trust discloses the following: “In effecting purchases and sales of the Trust’s portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of units.”

a. Disclose the effect on execution prices or quality of execution that the above referenced practice has on the Trust portfolio, if any.

Response: It is not expected that this practice will have any effect on execution prices or the quality of execution for the Trust’s portfolio. The Sponsor will seek the best execution reasonably available for the Trust’s orders.

List of Exhibits

We note that several required exhibits must be provided before the filing may be declared effective, including:

3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

Response: The exhibit will be included in an amendment to the registration statement.

3.2 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

Response: The exhibit will be included in an amendment to the registration statement.

4.1 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

Response: The exhibit will be included in an amendment to the registration statement.

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and
•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren

Morrison C. Warren